Exhibit 23.3

INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Amendment No. 1 to a Registration Statement (No. 333-104874) of AmeriPath, Inc. and subsidiaries on Form S-4 of our report dated February 22, 2002 (which report contains an unqualified opinion and an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 133 relating to derivative instruments), relating to the consolidated financial statements of AmeriPath, Inc. and subsidiaries as of December 31, 2001 and for each of the two years in the period then ended, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings "Summary Pro Forma and Historical Consolidated Financial Information", "Selected Historical Consolidated Financial Information" and "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
May 29, 2003